OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 4 )*
Under the Securities Exchange Act of 1934

CARMIKE CINEMAS, INC.
(Name of Issuer)
Common Stock, $0.03 par value per share
(Title of Class of Securities)
143436400
(CUSIP Number)
Brian Jozwiak
Fine Capital Partners, L.P.
152 West 57th Street, 37th Floor
New York, New York 10019
Tel. No.: (212) 492-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
June 27, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	143436400	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Fine Capital Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1192223

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *(SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):*

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		567,600

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		567,600

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	567,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.5%

14	TYPE OF REPORTING PERSON *(SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	143436400	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Fine Capital Advisors, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1179514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *(SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS *(SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		567,600

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		567,600

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	567,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.5%

14	TYPE OF REPORTING PERSON * (SEE INSTRUCTIONS):

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	143436400	Page	4	of	7

1	NAMES OF REPORTING PERSONS: Debra Fine

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS *(SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		567,600

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		567,600

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	567,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.5%

14	TYPE OF REPORTING PERSON * (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A
Item 1. Security and Issuer
     This Amendment No. 4 to Schedule 13D (the “Schedule 13D/A”) relates to shares of common stock, par value $0.03 per share (“Common Stock”), of Carmike Cinemas, Inc., a Delaware corporation (the “Issuer”), directly owned by private investment funds managed by Fine Capital Partners, L.P., a Delaware limited partnership (“FCP”). The Issuer’s principal executive offices are located at 1301 First Avenue, Columbus, Georgia 31901. This Schedule 13D/A is being filed by the Reporting Persons to report that, as a result of recent sales of shares of Common Stock, each of the Reporting Persons is no longer the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Company.
Item 2. Identity and Background
     (a) This statement is filed by (i) FCP, as the investment manager to certain private investment funds, with respect to shares owned by such private investment funds, (ii) Fine Capital Advisors, LLC, a Delaware limited liability company (“FCA”), as the general partner of FCP, and (iii) Ms. Debra Fine, a principal of FCP and FCA, with respect to the shares owned by such private investment funds (the persons mentioned in (i), (ii) and (iii) are referred to as the “Reporting Persons”). Ms. Fine is the sole Manager of FCA and the President of FCP. Brian Jozwiak is the Chief Financial Officer and Chief Operating Officer of the Reporting Persons.
     (b) The business address of each of Reporting Persons and each of the other executive officers of FCP is 152 West 57th Street, 37th Floor, New York, New York 10019.
     (c) FCP provides investment management services to private individuals and institutions. FCA serves as the general partner of FCP. The principal occupation of Ms. Fine is investment management. The principal occupation of Mr. Jozwiak is Chief Operating Officer and Chief Financial Officer of FCP and its affiliates.
     (d) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) FCA is a Delaware limited liability company. FCP is a Delaware limited partnership. Ms. Fine and Mr. Jozwiak are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration
The net investment costs (including commissions, if any) of the shares of Common Stock directly owned by the private investment funds is approximately $11,998,707. Ms. Fine, FCP and FCA do not directly own any shares of Common Stock.
Item 5. Interest in Securities of the Issuer
     (a) As of July 10, 2007, Ms. Fine beneficially owns 567,600 shares of Common Stock, which represent 4.5% of the Issuer’s outstanding shares of Common Stock. FCP, FCA and Ms. Fine direct the voting and disposition of 567,600 shares of Common Stock representing 4.5% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D/A, was calculated by dividing (i) the number of shares of Common Stock beneficially owned by each Reporting Person as of July10, 2007 as set forth in this Schedule 13D/A, by (ii) the 12,605,344 shares of Common Stock outstanding as of April 30, 2007, based upon the Issuer’s Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2007.
     (b) Ms. Fine and FCP have the power to vote and dispose of all of the shares of Common Stock held by the private investment funds.
     (c) The transactions in the Issuer’s securities by the Reporting Persons in the last sixty days are listed as Exhibit 1 attached hereto and made a part hereof.
     (d) Not Applicable.
     (e) As of July 10, 2007, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Transactions in the Issuer’s securities by the Reporting Persons in the last sixty days.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2007

FINE CAPITAL PARTNERS, L.P.

	By:	Fine Capital Advisors, LLC,
its general partner

		By:	/s/ Debra Fine

		Name:	Debra Fine
		Title:	Manager

FINE CAPITAL ADVISORS, LLC

	By:	/s/ Debra Fine

	Name:	Debra Fine
	Title:	Manager

/s/ Debra Fine

Debra Fine